EXHIBIT 99.1

Algonquin Power & Utilities Corp. Introduces a Shareholder Dividend Reinvestment Plan

OAKVILLE, ON, Oct. 6, 2011 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced the implementation of an optional Shareholder Dividend Reinvestment Plan (the “Plan”).

The Plan allows Canadian registered holders of APUC common shares (“Shares”) a convenient means to acquire additional Shares through the reinvestment of cash dividends paid on shareholdings. Additional Shares will be purchased in the open market or will be issued by APUC at a discount, if any, of up to 5% from the average market price as defined in the Plan.

The Plan is available to shareholders resident in Canada and reinvestment will begin with cash dividends paid on January 16, 2012 to shareholders of record on December 30, 2011.

The main advantages of enrolling in the Plan are:

•	The convenience of having cash dividends automatically reinvested in Common Shares instead of receiving cash dividends

•	The ability to purchase Common Shares without having to pay commissions, service charges, or brokerage fees

•	Convenient tracking of your Plan Shares with quarterly statements.

Non-registered beneficial holders of Shares (i.e., shareholders who hold their Shares through a financial institution, broker, nominee or other intermediary) should consult with that institution to determine the procedures for participation in the Plan.

In the case of a registered shareholder, the full text of the Plan including an enrolment form will be mailed directly to the shareholder. The Plan may also be obtained on the APUC website at www.algonquinpowerandutilities.com. Authorization forms must be received at least five business days prior to the dividend record date. Once a shareholder is enrolled in the Plan, participation will continue automatically unless terminated in accordance with the terms of the Plan.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 21 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. Pursuant to a previously announced agreement APCo will be acquiring a partial interest in an existing 370MW portfolio of New England and New York wind projects and development opportunities representing an additional 1,200MW of wind generation projects. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information:

Kelly Castledine

Telephone: (905) 465-4500

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

CO: Algonquin Power & Utilities Corp.

CNW 08:30e 06-OCT-11